UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

For Grupo Televisa Investor Relations Carlos Madrazo (52 55) 5261 2445 Media Relations Alejandro Olmos (52 55) 4438 1205	Univision Holdings, Inc. Investor Relations Rainey Mancini 646-560-4973 Adam Shippee 646-560-4992 Media Relations Rosemary Mercedes 212-455-5335

TELEVISA AND UNIVISION STRENGTHEN AND EXPAND THEIR RELATIONSHIP FOR THE PRODUCTION AND DISTRIBUTION OF CONTENT

MEXICO CITY and NEW YORK-- January 17, 2017 –Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV: TLEVISA CPO) and Univision Holdings, Inc. (“Univision”) today announced a strengthened and expanded relationship between the two companies by unifying both of their content development and production efforts.

Both companies will benefit from a single, integrated focus on the Hispanic audience in the United States and the domestic Mexican audience, as well as from potential cost synergies from aligned content initiatives.  The News and all other operations of both companies will remain independent, and the current terms and conditions of the existing programming license agreement between Televisa and Univision remain unchanged.

As part of this initiative, Isaac Lee, who currently serves as the Chief News, Entertainment & Digital Officer for Univision and Chief Executive Officer for Fusion, will assume the role of Chief Content Officer of both Televisa and Univision, effective immediately. His new role unifies the leadership and strategic direction of the production of content for consumers in the United States and Mexico.

The new structure will enhance Televisa’s and Univision’s ability to serve a combined audience of approximately 175 million viewers in the United States and Mexico, with an aggregate purchasing power of close to $2 trillion dollars. This announcement reflects both companies’ continued commitment to serve the growing U.S. Latino community, while enabling them to compete more effectively in their respective markets in an environment where the viewing habits of consumers are evolving rapidly and where competition is increasing, both from new content offerings and from traditional and emerging platforms.

In his respective role at each company, Lee will continue to directly report to Randy Falco, President and CEO of Univision and will also now report to Emilio Azcárraga Jean, President of Televisa.

Azcárraga said: “By unifying our production of content for distribution on multiple platforms in Mexico and the United States, we will take advantage of the unique opportunity that Televisa and Univision have to compete more effectively in an increasingly complex and fragmented industry. I welcome Isaac, whom I trust will maximize the value and success of our content, which we have been producing for over 60 years.”

Falco added: “I look at Isaac Lee as the ideal leader of our joint content efforts. With his creative mind and keen understanding of the rapidly changing tastes of young audiences, Univision and Televisa are best positioned to continue to evolve our aligned content offerings.”

Lee has been leading journalistic teams for nearly 20 years at prominent publications serving Spanish-speaking audiences in the U.S. and Latin America and is widely recognized for his creativity, innovation and commitment to excellence. He joined Univision in December 2010 as President of News, and most recently held the position of Chief News, Entertainment & Digital Officer where he spearheaded the Company’s digital expansion and the creation of the Fusion Media Group, with the acquisition of The Root and the strategic investments in Fusion and The Onion Inc.

In addition, Televisa announced that José Bastón Patiño will assume the role of President of Televisa International, reporting directly to Azcárraga. Bastón will be responsible for the expansion of Televisa beyond Mexico and the United States, and will remain a member of the board of directors of Televisa.

“Pepe will lead the initiative to expand our content franchise globally. We already reach over 70 countries around the world, but there is an opportunity to strengthen our presence in many markets and improve our prospects internationally.” Azcárraga said. “I am sure Pepe will have great success in this important endeavor.”

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

About Univision Communications Inc.
Univision Communications Inc. (UCI) is the leading media company serving Hispanic America. The Company, a leading content creator in the U.S., includes Univision Network, one of the leading networks in the U.S. regardless of language and the most-watched Spanish-language broadcast television network in the country available in approximately 93% of U.S. Hispanic television households; UniMás, a leading Spanish-language broadcast television network available in approximately 87% of U.S. Hispanic television households; Univision Cable Networks, including Galavisión, the most-watched U.S. Spanish-language entertainment cable network, as well as UDN (Univision Deportes Network), the most-watched U.S. Spanish-language sports cable network, Univision tlnovelas, a 24-hour Spanish-language cable network dedicated to telenovelas, Fusion, a 24-hour English-language news and lifestyle TV and digital network, ForoTV, a 24-hour Spanish-language cable network dedicated to international news, and an additional suite of cable offerings - De Película, De Película Clásico, Bandamax, Ritmoson and Telehit; Univision Television Group, which owns 59 television stations in major U.S. Hispanic markets and Puerto Rico; digital properties consisting of online and mobile websites and apps, including Univision.com, the most visited Spanish-language website among U.S. Hispanics, Univision Now, a direct to consumer video service, Uforia, a music application featuring multimedia music content, The Root, the leading online news, opinion, and culture destination for African-Americans and a stake in The Onion, the nation’s leading comedy and news satire brand; and Univision Radio, the leading Spanish-language radio group in the U.S. which owns and operates 67 radio stations including stations in 16 of the top 25 U.S. Hispanic markets and Puerto Rico. UCI’s assets also include a minority stake in El Rey Network, a 24-hour English-language general entertainment cable network. Headquartered in New York City, UCI has television network operations in Miami and television and radio stations and sales offices in major cities throughout the United States. For more information, please visit corporate.univision.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: January 17, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel